February 28, 2025

Sean Homuth
Principal Executive Officer
KWESST Micro Systems Inc.
155 Terence Matthews Crescent
Unit #1, Ottawa, Ontario, K2M 2A8

       Re: KWESST Micro Systems Inc.
           Registration Statement on Form F-3
           Filed February 26, 2025
           File No. 333-285263
Dear Sean Homuth:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Richard Raymer, Esq.